SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 1
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

BROWN-FORMAN CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

CLASS A COMMON STOCK, PAR VALUE $.15 PER SHARE
CLASS B COMMON STOCK, PAR VALUE $.15 PER SHARE
(Title of Classes of Securities)

CLASS A COMMON STOCK, 115637 10 0
CLASS B COMMON STOCK, 115637 20 9
(CUSIP Number of Classes of Securities)

Michael B. Crutcher	With a copy to:
Senior Vice President
General Counsel and Secretary	Ernest W. Williams
BROWN-FORMAN CORPORATION	OGDEN NEWELL & WELCH PLLC
850 Dixie Highway	1700 PNC Plaza
Louisville, Kentucky 40210	500 West Jefferson Street
(502) 585-1100	Louisville, Kentucky 40202-2874
(Name, Address and Telephone Number	(502) 582-1601
of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

February 4, 2003
(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$605,900,000	$55,742.80

*	For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,500,000 shares of Class A Common Stock and 6,800,000 shares of Class B Common Stock at the maximum tender offer price of $73.00 per share.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $55,742.80	Form or Registration No.: Schedule TO
Filing Party: Brown-Forman Corporation	Date Filed: February 4, 2003

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed on February 4, 2003 by Brown-Forman Corporation, a Delaware corporation (the “Company”), in connection with its offer to purchase up to 1,500,000 shares of its Class A Common Stock, par value $.15 per share (“Class A Shares”), and up to 6,800,000 shares of its Class B Common Stock, par value $.15 per share (“Class B Shares,” and together with the Class A Shares, the “Shares”), in each case, at a price per share between $63.00 and $73.00, net to the seller in cash, without interest. The tender offer is being made upon and subject to the terms and conditions set forth in the Offer to Purchase dated February 4, 2003 (the “Offer to Purchase”), and the related Letters of Transmittal (the “Letters of Transmittal”), which together as each may be amended or supplemented from time to time constitute the “Offer.”

     This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letters of Transmittal, copies of which were previously filed with Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Amendment No. 1 to Schedule TO as more particularly described below. Capitalized terms used herein and not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

     Except as provided herein, this amendment does not alter the terms and conditions previously set forth in the Offer to Purchase and the Letters of Transmittal.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (b)  The following sets forth transactions in the Company’s Class A Shares and Class B Shares during the 60-day period preceding February 4, 2003, the date on which the Company’s Schedule TO was filed, by the Company, its directors, executive officers, control persons, any associate or majority owned subsidiary of the Company, or any executive officer or director of any subsidiary of the Company, as determined after reasonable investigation:

Gifts

Ina B. Bond made the following gifts: 340 Class B Shares on December 13, 2002, 150 Class B Shares on December 16, 2002 and 330 Class B Shares on December 26, 2002.

Owsley Brown II made a gift of 2,465 Class A Shares on December 26, 2002.

W.L. Lyons Brown, Jr., made the following gifts: 3,575 Class A Shares on December 16, 2002 and 1,020 Class B Shares on January 9, 2003.

Michael Cheek made the following gifts: 575 Class A Shares on December 16, 2002 and 125 Class A Shares on December 17, 2002.

Owsley Brown Frazier made the following gifts: 1,232 Class B Shares on December 10, 2002 and 1,240 Class B Shares on December 11, 2002.

Lois Mateus made a gift of 155 Class A Shares on December 11, 2002.

Open Market Transactions

Sean J. Hayes purchased 300 Class B shares on December 11, 2002 at a price of $63.70.

Employee Stock Purchase Plan

The following persons made contributions from payroll withholding to the Employee Stock Purchase Plan:

Class A Shares

Name	Date	Number of Shares Acquired

Barrazotto, Mary	January 23, 2003	1.491
	January 2, 2003	1.007
	December 23, 2002	1.472

Baker, Phyllis	January 23, 2003	0.596
	January 2, 2003	0.852
	December 23, 2002	0.589

Blayney, Mark	January 2, 2003	0.153

Cheek, Michael	January 23, 2003	14.909
	January 2, 2003	2.495
	December 23, 2002	14.717

Dine, Gordon	January 23, 2003	8.945
	January 2, 2003	4.308
	December 23, 2002	8.830

Dufek, Marjorie	January 2, 2003	0.486

Fantin, Louis	January 2, 2003	0.77

Grimes, Donald	January 23, 2003	4.473
	January 2, 2003	1.016
	December 23, 2002	4.415

Pape, Paul	January 23, 2003	5.964
	January 2, 2003	2.839
	December 23, 2002	5.887

Class B Shares

Name	Date	Number of Shares Acquired

Absher, Nelea	January 23, 2003	0.775
	January 2, 2003	0.758
	December 23, 2002	0.763

Beam, Thomas	January 23, 2003	0.620
	January 2, 2003	6.347
	December 23, 2002	0.610

Brown, Campbell	January 23, 2003	9.298
	January 2, 2003	2.298
	December 23, 2002	9.151

Dufek, Marjorie	January 23, 2003	1.550
	January 2, 2003	0.482
	December 23, 2002	1.525

Fantin, Louis	January 23, 2003	3.099
	January 2, 2003	0.55
	December 23, 2002	3.05

Gousha, Herbert	January 23, 2003	3.099
	January 2, 2003	0.425
	December 23, 2002	3.050

Heyde, Kevin	January 23, 2003	3.099
	January 2, 2003	1.110
	December 23, 2002	3.050

Maclean, Richard	January 2, 2003	0.144
	December 23, 2002	0.763

Molyneaux, Gerry	January 2, 2003	0.862

Morreau, Jane	January 23, 2003	4.959
	January 2, 2003	0.077
	December 23, 2002	4.880

Reidinger, Leo	January 23, 2003	9.298
	January 2, 2003	3.668
	December 23, 2002	9.151

Wheatley, Carolyn	January 23, 2003	15.497
	January 2, 2003	1.110
	December 23, 2002	15.251

Dividend Reinvestment Plan

The following persons participated in the Company’s Dividend Reinvestment Plan (the “DRIP”), and the dividend of $.35 per share, paid January 1, 2003, was reinvested in the DRIP as of January 2, 2003:

Class A Shares

Name	Number of Shares Acquired

Absher, Nelea	0.052
Baker, Phyllis	2.036
Barrazotto, Mary	0.601
Beck, Stuart	3.607
Cheek, Michael	2.488
Dearie, David	0.018
Dorfman, Steven	0.055
Ferguson, Harold	0.004
Gooder, David	0.588
Griffin, Gus	0.198
Heyde, Kevin	0.118
Pape, Paul	3.870
Reidinger, Leo	0.123
Steiner, Lisa	4.712

Class B Shares

Name	Number of Shares Acquired

Reidinger, Leo	2.264
Steiner, Lisa	1.304

Brown-Forman Stock Fund of Various 401(k) Plans

The following persons made contributions to the Brown-Forman Stock Fund (which holds only Class B Shares) as either dividend reinvestment or contributions from payroll withholding:

Dividend Reinvestment

Name	Date	Number of Shares Acquired

Baker, Phyllis	January 2, 2003	81.48
Beam, Thomas	January 2, 2003	478.41
Blayney, Mark	January 2, 2003	188.01
Blodgett, William Jr.	January 2, 2003	310.19
Cheek, Michael	January 2, 2003	1,386.46
Cresta, Ronald	January 2, 2003	5.33
Doninger, Eric	January 2, 2003	32.40
Dorfman, Steven	January 2, 2003	38.58
Dufek, Majorie	January 2, 2003	0.08
Fantin, Louis	January 2, 2003	34.50
Gillis, Milton	January 2, 2003	512.52
Gooder, David	January 2, 2003	54.05
Gousha, Herbert	January 2, 2003	184.60
Griffin, Augustus	January 2, 2003	508.31
Grimes, Donald	January 2, 2003	48.37
Hemker, Randy	January 2, 2003	34.53

Name	Date	Number of Shares Acquired

Mansinne, Andrew	January 2, 2003	196.35
Murphy, James	January 2, 2003	1.24
Pape, Paul III	January 2, 2003	508.63
Roof, William	January 2, 2003	37.18
Ross, Charles	January 2, 2003	367.04
Shannon, Roger	January 2, 2003	43.55
Smith, J. Andrew	January 2, 2003	82.16
Szymanski, Matthew	January 2, 2003	37.96

Payroll Withholding

Name	Date	Number of Shares Acquired

Doninger, Eric	January 16, 2003	146.47
Dorfman, Steven	January 16, 2003	67.07
Hemker, Randy	January 16, 2003	88.97
Mansinne, Andrew	January 16, 2003	493.04
Shannon, Roger	January 10, 2003	24.31
Shannon, Roger	January 16, 2003	138.99
Shannon, Roger	December 10, 2002	100.63
Smith, J. Andrew	January 10, 2003	137.50
Smith, J. Andrew	January 16, 2003	185.47
Smith, J. Andrew	December 10, 2002	206.25
Szymanski, Matthew	January 16, 2003	189.88
Szymanski, Matthew	December 10, 2002	74.95

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROWN-FORMAN CORPORATION

By:	/s/ Lawrence K. Probus Name: Lawrence K. Probus Title: Senior Vice President

Date: February 7, 2003

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated February 4, 2003.*

(a)(1)(ii)	(a) Letter of Transmittal, Class A Common Stock*
(b) Letter of Transmittal, Class B Common Stock*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	(a) Notice of Guaranteed Delivery, Class A Common Stock*
(b) Notice of Guaranteed Delivery, Class B Common Stock*
(c) Letter from Dealer Manager to Brokers*
(d) Letter from Brokers to Clients*
(e) Letter from Owsley Brown II to Shareholders*
(f) Press Release*
(g) Advertisement*

(b)	Under negotiation; will file by amendment promptly after execution.

(d)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.